NONBINDING PROPOSAL
                  FROM PREMIER LASER SYSTEMS, INC. ("PREMIER")
                      TO OPHTHALMIC IMAGING SYSTEMS ("OIS")

                                 (June 9, 1999)



                  Premier hereby makes the following nonbinding proposal to OIS for its consideration:

                  i. MERGER. OIS would merge into a wholly owned, newly formed subsidiary of Premier. OIS would be the surviving entity and OIS would become 100% owned by Premier.

                  ii. CONSIDERATION. In exchange for each outstanding share of OIS, Premier would issue a portion of a share of Premier determined by OIS dividing $.85 by the "Agreed Premier Value." As used herein, "Agreed Premier Value" shall mean the average closing price of Premier's Class A Common Stock for the five days immediately preceding the effective date of the Merger; provided, however, that Premier would not be required to close the transaction if the Agreed Premier Value were less than $2.00.

                  iii. DEFINITIVE AGREEMENT. The parties would attempt to negotiate the terms and conditions of a definitive Merger Agreement within thirty days following the date of this Proposal. The Merger Agreement would contain customary representations and warranties (which would expire at closing) and would contain standard conditions to closing, including the absence of a material adverse change of either party, registration of the shares of stock of Premier to be issued in connection with the Merger, the approval of at least 75% of OIS' shareholders (including at least the holders of a majority of OIS shares other than those held by Premier), and OIS' obtaining of a fairness opinion with respect to the proposed transaction.

                  iv. NON-BINDING. This proposal is nonbinding. A binding agreement would occur only upon the signing of a definitive agreement by Premier and OIS.